November 5, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

NimbleGen Systems, Inc.

Registration Statement on Form S-1 (Reg. No. 333-141364)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the undersigned, on behalf of NimbleGen Systems, Inc. (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, together with all exhibits thereto, originally filed with the Commission on March 16, 2007, as amended on May 2, 2007, May 9, 2007 and May 29, 2007 (Reg. No. 333-141364) (the “Registration Statement”), effective as of the date hereof or as soon thereafter as practicable.

The Company does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement because it has been acquired by Roche Holdings, Inc. in a private transaction.  The Company confirms that the Registration Statement has not yet been declared effective by the Commission and further confirms that no shares of common stock of the Company have been or will be issued or sold under the Registration Statement and all activities in respect of the public offering contemplated thereby have been discontinued.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (608) 218-7601, and to Christopher M. Cahlamer at Godfrey & Kahn, S.C. via facsimile at (414) 273-5198.

If you have any questions regarding this matter, please do not hesitate to contact Christopher M. Cahlamer of Godfrey & Kahn, S.C. at (414) 287-9338.

Very truly yours,

NIMBLEGEN SYSTEMS, INC.

/s/ Stanley D. Rose

Stanley D. Rose

President and Chief Executive Officer

Phone:  608-218-7600

Fax:  608-218-7601

www.nimblegen.com